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Exhibit (a)(7)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated May 3, 2005 and the related Letter of Transmittal, and the Offer is being made to holders of Shares (as defined below). Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Any and All Outstanding Shares of Common Stock
of
Rubicon Medical Corporation
at
$1.50 Net Per Share
together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash if certain milestones are achieved by
Nemo I Acquisition, Inc.
a wholly owned subsidiary of
Boston Scientific Corporation

        Nemo I Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"), is offering to purchase any and all of the shares of common stock, par value $0.001 per share (the "Shares"), of Rubicon Medical Corporation, a Delaware corporation (the "Company"), that are issued and outstanding for $1.50 per Share, net to the seller in cash, without interest, together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash if certain milestones (the "Milestones") are achieved (as set forth in the Transaction Agreement (as defined below), the "Additional Payments"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON WEDNESDAY, JUNE 1, 2005, UNLESS THE OFFER IS EXTENDED.

        The Offer is subject to certain conditions that are set forth in the Offer to Purchase.

        The Offer is being made pursuant to an Amended and Restated Transaction Agreement, dated as of April 13, 2005 (the "Transaction Agreement"), among Parent, Purchaser, the Company and Richard J. Linder, in his capacity as stockholders' representative. The Transaction Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Transaction Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company, and other than Shares held by stockholders who shall have demanded and fully perfected their appraisal rights in accordance with all the procedures set forth in Delaware Law) shall be canceled and converted automatically into the right to receive $1.50 in cash, or any higher price that may be paid per Share in the Offer, without interest, together with the right to receive the Additional Payments if the Milestones are achieved. The purpose of the Offer and the Merger is for Parent to acquire control of the entire equity interest in the Company.

        The Board of Directors of the Company has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, holders of Shares, has approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval having been made in accordance with Delaware Law), and has resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        Concurrently with entering into the Transaction Agreement, Parent, Purchaser and each of four stockholders, Richard J. Linder, Richard J. and Marla A. Linder Family Limited Partnership (collectively, the "Linder Stockholders"), David B. Berger and Berger Family Enterprises (collectively, the "Berger Stockholders", and together with the Linder Stockholders, the "Majority Stockholders") entered into separate Amended and Restated Option Agreements, dated as of April 13, 2005, pursuant to which the Majority Stockholders agreed, among other things, to grant an option to Parent and Purchaser to purchase their Shares (including all Shares that they were entitled to acquire upon the exercise of stock options) at a price per Share equal to, in the case of the Linder Stockholders, $1.50 per share, and in the case of the Berger Stockholders, $0.79 per share, in each case together with the right to receive the Additional Payments if the Milestones are achieved (the "Purchase Option"). On April 13, 2005, Parent exercised the Purchase Option and acquired the Shares held by the Majority Stockholders, which, when combined with the Shares that Parent had previously acquired, resulted in Parent owning approximately 53.6% of the Shares on a fully diluted basis

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment.

        In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase), and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of the Offer to Purchase and either (i) the certificates (the "Share Certificates") evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase and a confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") must be received by the Depositary (including an Agent's Message), in each case prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described in Section 3 of the Offer to Purchase. Purchaser will pay for Shares that are validly tendered and accepted for payment pursuant to the Offer.

        The Transaction Agreement provides that Purchaser may, without the consent of the Company, (i) extend the Offer for one or more periods of not more than 10 business days each beyond the scheduled Expiration Date, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser's obligation to accept Shares for payment shall not be satisfied or waived or (ii) extend the Offer for any period required by any rule, regulation or interpretation of the U.S. Securities and Exchange Commission, or the staff thereof, applicable to the Offer. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Wednesday, June 1, 2005 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 28, 2005. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase, subject to Rules 13e-4(f)(2)(ii) and 14e-1(c) under the Securities Exchange Act of 1934, as amended. Any such delay will be by an extension of the Offer to the extent required by law. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

        The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Company has provided Purchaser with the Company's stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

        The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

        Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

May 3, 2005

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Notice of Offer to Purchase for Cash Any and All Outstanding Shares of Common Stock of Rubicon Medical Corporation at $1.50 Net Per Share together with the right to receive additional payments in the aggregate amount of up to $1.44 per share in cash if certain milestones are achieved by Nemo I Acquisition, Inc. a wholly owned subsidiary of Boston Scientific Corporation